Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

April 30, 2009 VIA EDGAR AND HAND DELIVERY Ms. Pamela Long Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010	Deborah S. Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
Amendment No. 4 to Registration Statement on Form S-1, filed April 2, 2009 SEC File No. 333-153849

Dear Ms. Long:

On behalf of our client, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Registrant”), please find enclosed Amendment No. 5 to the Registration Statement on Form S—1 (“Amendment No. 5”) filed today via EDGAR.  Amendment No. 5 reflects, among other things, the changes communicated to us in our telephone conference with the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on April 9, 2009.  For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 5, two of which have been marked to show changes from Amendment No. 4 to the Registration Statement on Form S-1 previously filed.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,
/s/ Deborah S. Froling Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)

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